[redacted]D STATES
{CHANGE COMMISSION
ton, DC 20549

04001653

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16935

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 1, 2002 (MM/DD/YY) AND ENDING November 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
JAN 26 2004
538

NAME OF BROKER DEALER:

BARCLAY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

693 Fifth Avenue, 18th Floor
(No. And Street)

New York, NY (City) (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beate Bolen (212) 371-3634
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

ORAM, YELON & BERNSTEIN, P.C.
(Name - *if individual state last, first, middle name)*

420 LEXINGTON AVENUE, SUITE 2150	NEW YORK	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
FEB 04 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, BEATE BOLEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARCLAY INVESTMENTS, INC., as of NOVEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SABRINA E. CARTEN
Notary Public, State of New York
No. 01CA6096119
Qualified in Bronx County
Commission Expires July 21, 2007

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

Barclay Investments, Inc.
and Subsidiaries
Consolidated Financial Statements
November 30, 2003

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BARCLAY INVESTMENTS, INC.

Index to Consolidated Financial Statements

November 30, 2003

Oram, Yelon & Bernstein, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Barclay Investments, Inc.

We have audited the accompanying consolidated statement of financial condition of Barclay Investments, Inc., and subsidiaries as of November 30, 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barclay Investments, Inc. and subsidiaries as of November 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statement taken as a whole.

New York, New York
January 14, 2004

Oram, Yelon + Bernstein, P.C.
ORAM, YELON & BERNSTEIN, P.C.

420 Lexington Avenue, New York, NY 10170 / 212-953-0500 / Fax 212-953-0995

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Financial Condition
November 30, 2003

ASSETS

Cash and Cash Equivalents	$3,240,637
Accounts Receivable from Brokers	
and Clearing Organizations	1,330,184
Other Accounts Receivable	1,258
Securities Owned Not Readily Marketable, at Cost:	
NASD Warrants	1,738
Property and Equipment, Net	240,288
Prepaid Expenses and Other Assets	80,813
Deferred Tax Expense	10,000
Total Assets	$4,904,918

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Commissions Payable	$1,367,726
Accounts Payable and Other Accrued Expenses	751,029
Income Taxes Payable	185,316
Notes Payable	11,339
Total Liabilities	2,315,410
Stockholders' Equity:	
Common Stock, $.10 Par Value	90,429
Additional Paid in Capital	1,736,843
Retained Earnings	1,575,625
Total Stockholders' Equity	3,402,897
Treasury Stock, 411,815 Shares at Cost	(813,389)
Net Stockholders' Equity	2,589,508
Total Liabilities and Stockholders' Equity	$4,904,918

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Income
Year Ended November 30, 2003

Revenues:	
Net Gain on Trading Activities	$15,657,784
Commissions	812,112
Interest and Dividends	26,161
Other Revenues	2,390
Total Revenues	16,498,447
Trading Expenses:	
Commissions - Officers	1,335,074
Commissions - Employees	9,527,918
Clearing Fees	393,388
Interest Expense	55,617
Total Trading Expenses	11,311,997
Operating Expenses:	
Officers Salaries	194,903
Other Compensation and Benefits	950,044
Rent	177,344
Travel and Entertainment	136,188
Communications and Telephone	50,991
Supplies and Postage	21,570
Insurance	8,148
Regulatory Fees	36,398
Information Systems	282,641
Professional Fees	133,637
Depreciation and Amortization	63,249
Other Operating Expenses	157,768
Contributions	2,700
Total Operating Expenses	2,215,581
Operating Income Before Provision for Income Taxes	2,970,869
Provision for Income Taxes	273,000
Comprehensive Income	$ 2,697,869

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Changes in Stockholders' Equity
Year Ended November 30, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock
Balance, December 1, 2002	$90,429	$1,736,843	$1,026,974	$(813,389)
Net Income			2,697,869	
Dividends Paid			(2,149,218)	
Balance, November 30, 2003	$90,429	$1,736,843	$1,575,625	$ (813,389)

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Cash Flows
Year Ended November 30, 2003

Operating Activities:	
Net Income	$ 2,697,869
Adjustments to Reconcile Net Income to	
Net Cash Provided by Operating Activities:	
Depreciation and Amortization	63,249
Deferred Income Taxes	3,800
Change In:	
Accounts Receivable from Brokers and Clearing Organizations	(125,863)
Other Accounts Receivable	78,732
Securities Owned	18,405
Prepaid Expenses and Other Assets	3,691
Commissions Payable	119,553
Accrued Income Taxes	133,503
Accounts Payable and Other Accrued Expenses	68,090
Total Adjustments	363,160
Net Cash Provided by Operating Activities	3,061,029
Investing Activities:	
Net Purchases of Property and Equipment	(64,325)
Net Cash (Used in) Investing Activities	(64,325)
Financing Activities:	
Dividends Paid	(2,149,218)
Payments on Stock Redemption Note	(11,340)
Net Cash (Used in) Financing Activities	(2,160,558)
Increase in Cash and Cash Equivalents	836,146
Cash and Cash Equivalents, Beginning of Year	2,404,491
Cash and Cash Equivalents, End of Year	$3,240,637

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Consolidated Statement of Cash Flows (Continued)
Year Ended November 30, 2003

Supplemental Disclosures of Cash Flow Information:

Cash Paid During the Year for:	
Interest	$ 56,124
Income Taxes	$136,185

The accompanying notes are an integral part of these consolidated financial statements.

BARCLAY INVESTMENTS, INC.
Notes to Consolidated Financial Statements
November 30, 2003

1. Summary of Significant Account Policies

   A. Organization:
   Barclay Investments, Inc. (the Company) offers investment advice and execution services to selected institutions involved in domestic and foreign fixed-income markets

   BFM, Inc. (BFM), a wholly owned subsidiary, registered as an investment advisor with the Securities and Exchange Commission, provided investment advice to mutual fund companies. BFM terminated its registration as an investment advisor on April 1, 2002 and is presently inactive.

   B. Principles of Consolidation
   The consolidated financial statements include the accounts of the Company and BFM, Inc. as of and for the year ended November 30, 2003. All material intercompany balances and transactions are eliminated in consolidation.

   C. Clearing Operations:
   All Company and customer transactions are cleared on a fully disclosed basis through independent broker-dealers. The Company pays these broker-dealers various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing agents. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

   D. Securities Owned:
   Securities not readily marketable consists of warrants to purchase shares of NASDAQ Stock Market, Inc. with an original cost of $20,100. The unexpired warrants have been valued using the Black-Scholes model.

   E. Depreciation and Amortization:
   For financial statement purposes, depreciation is computed using both the straight-line method and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the life of the related lease.

   F. Statement of Cash Flows:
   For purposes of the statement of cash flows, the Company considers all highly liquid, short-term investments with a three month maturity or less upon acquisition to be cash equivalents.

1. Summary of Significant Account Policies (Continued)

G. Revenue and Expense Recognition:
Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

H. Income Taxes:
Effective January 1, 2002, the Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable events to the shareholders. Accordingly, there is no Federal and minimal state tax included in the provision for income taxes. The Company is however, subject to New York City corporation taxes and provision has been made for these taxes.

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and rent expense.

I. Monetary Risk:
The Company maintains its cash in bank deposit accounts and money market funds which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash deposits.

J. Concentration of Business:
Approximately 25 percent of the Company's gross revenues and related commission expenses for the year ended November 30, 2003, came from business transacted with one customer. Loss of this customer would have a severe impact on the Company.

K. Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and Equipment
Property and equipment is summarized as follows:

Furniture and Equipment	$319,208
Leasehold Improvements	247,776
Total	566,984
Less Accumulated Depreciation and Amortization	326,696
Property and Equipment, Net	$240,288

3. Notes Payable
The Company from time to time has redeemed stock held by former employees both personally and in various retirement vehicles. It has been the Company's policy to pay for such stock purchases in annual installments where the amount is in excess of $25,000, with interest at 1% above the six-month Treasury Bill rate. The November 30, 2003 balance represents $11,339 outstanding from the year ended November 30, 2000 with one annual installment remaining.

4. Stockholders' Equity
A summary of Common Stock shares authorized, issued and outstanding is as follows:

Shares authorized	1,000,000
Issued	904,290
Outstanding	492,475

5. Retirement Plans
Defined Contribution Retirement Plan:
During the year ended November 30, 1997, the Company established a tax sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute from 1% to 15% of their compensation to the plan. Company contributions are discretionary in nature, based on an annual vote of the Board of Directors. Employees vest in Company contributions in graduated steps with 100% vesting after four years of service. The Company contribution to the plan for the year ended November 30, 2003 was $225,779.

6. Leases
During the year ended November 30, 1997, the Company entered into a lease for office space in New York. The lease contains a provision for escalating annual rentals and expires May 31, 2008.

Future minimum lease payments under noncancellable operating leases are as follows:

Fiscal Year Ending November 30

2004	$ 186,000
2005	192,000
2006	195,000
2007	200,000
2008	103,000
Total	$ 876,000

7. Provision for Income Taxes
The components of the provision for income taxes are as follows:

	2003
Current:	
State and Local	$ 269,200
Deferred:	
State and Local	3,800
Total Provision for Income Taxes	$ 273,000

8. Aggregate Indebtedness and Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2003, the Company had net capital of $1,579,426 which was in excess of its required net capital by $1,425,058. The Company's ratio of aggregate indebtedness to net capital at November 30, 2003 was 1.47 to 1.

9. Commitments and Contingencies
Litigation:
The Company is defendant in a number of lawsuits related to activities of a former subsidiary, Barclay Capital Management, Inc., which was sold in 1994. The Company believes the suits are without merit, but is unable to predict the outcome at this time.

10. Capital Withdrawals

The Board of Directors approved a distribution of $495,000 to shareholders which was paid in December 2003. The Company's policy is to distribute to shareholders any earnings in excess of regulatory requirements and working capital needs.

SCHEDULE I
BARCLAY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities & Exchange Commission
as of November 30, 2003

Net Capital:		
Total ownership equity from Statement of Financial Condition		$2,589,508
Deduct ownership equity not allowable for Net Capital		495,000
Total ownership equity qualified for Net Capital		2,094,508
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of Net Capital		0
Other (deductions) or allowable credits		0
Total Capital and allowable subordinated liabilities		2,094,508
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition	494,931	
Other deductions and/or charges	0	(494,931)
		1,599,577
Other additions and allowable credits		0
Net Capital before haircuts on securities position		1,599,577
Haircuts on securities positions:		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and Investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	0	
Undue concentration	0	
Other	20,151	(20,151)
Net Capital		$1,579,426

Computation of Net Capital Requirement

Minimum net capital required (6 2/3% of Aggregate Indebtedness)	$ 154,368

The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE I (CONTINUED)
BARCLAY INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities & Exchange Commission
as of November 30, 2003

Minimum dollar net capital requirement of reporting broker or dealer	$ 30,000
Net capital requirement	154,368
Excess of net capital	1,425,058
Excess of net capital at 1000%	1,347,885
Ratio of Aggregate Indebtedness to Net Capital	1.4660
Reconciliation with corporation's computation (included in Part II of Form X-17a-5 as of November 30, 2003)	
Net capital as reported	1,534,208
Net income adjustments	(11,372)
Hair cut adjustments	5,134
Non-allowable asset adjustments	51,456
Equity adjustment	0
Net capital as adjusted	1,579,426
Non-Allowable Assets	
Petty Cash	395
Receivables 30+ days and other receivables	161,697
NASD Warrants	1,738
Property and Equipment - Net	240,288
Prepaid Expenses and Security Deposits	80,813
Deferred Taxes	10,000
Total Non-Allowable Assets	494,931
Aggregate Indebtedness:	
Commissions Payable	1,367,726
Accounts Payable and Accrued Expenses	751,029
Income Taxes Payable	185,316
Notes Payable	11,339
Total Aggregate Indebtedness	$ 2,315,410

The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE I (CONTINUED)
BARCLAY INVESTMENTS, INC.

Statement Regarding Exemption From Reporting:
Computation for Determination of Reserve Requirements
Under Rule 15c3-3

Barclay Investments, Inc. is exempt from Rule 15c3-3 of the Securities and Exchange Commission under 17 CFR 240.15c3-3 (k) (2) (ii).

Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Procedures for the handling and safeguarding of securities, in the event that they are received, were reviewed and determined to be adequate.

AUDITORS REPORT ON INTERNAL CONTROL

TO THE BOARD OF DIRECTORS OF
BARCLAY INVESTMENTS, INC.

In planning and performing our audit of the consolidated financial statements of Barclay Investments, Inc. for the year ended November 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of the Securities and Exchange Commission (SEC) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, the National Futures Association and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Section 1.17 of the Commodity Exchange Act in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other then these specific parties.

NEW YORK, NEW YORK
JANUARY 14, 2004

Oram, Yelon + Bernstein, P.C.

ORAM, YELON & BERNSTEIN, P.C.